December 15, 2004


Maryse Mills-Apenteng
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

                  PACEL CORPORATION
                  AMENDMENT TO PRELIMINARY SCHEDULE 14C
                  FILE NO. 1-15647

Dear Ms. Mills-Apenteng:

         We have enclosed amendment No.2 to the Preliminary Schedule 14C, each of which is marked to show changes in response to the comments contained in your letter of December 10, 2004. In addition, we have included, at your request as supplemental information, the Articles of Incorporation and Bylaws of both the Virginia and the Nevada entities involved in the change of domicile. Please note that the Articles of Incorporation of the Virginia entity will be amended after the 14C Information Statement has been sent out and consent action taken. The Certificate of Amendment for the Nevada entity will be filed prior to the change of domicile.

         Our responses to your comments are in same order as the comments appeared in your letter.

GENERAL
-------

         1. In confirmation of our telephone conversation of December 14, 2004, we have removed the corporate action regarding the Plan of Internal Reorganization. We have concluded that no shareholder action is required for management to implement the Plan. Consequently, we will not be required to respond to your comment regarding the availability of Rule 145.

ACTION 3 - CHANGE OF CORPORATE DOMICILE
---------------------------------------

         2. On page 6, in the first full paragraph, we have included disclosures which we believe are responsive to your comment on enhanced management flexibility and the

Maryse Mills-Apenteng
December 15, 2004
Page 2


consequences to independent shareholders of such flexibility.



         3. We have made additional disclosures on pages 5 and 6, which we believe are responsive to your comments. We believe that the described Shareholder Actions for which we have provided the summary comparative between Virginia and Nevada cover the principal matters affecting shareholder governance.

ACTION 4 - APPROVAL OF EMPLOYMENT AGREEMENT
-------------------------------------------

         4. As we discussed during our December 14, 2004 telephone conference, your comment was in error and has been withdrawn.

         We believe we have been fully responsive to your comments. Please advise that we may proceed to the filing and distribution of the definitive Information Statement. Thank you for your assistance in this matter.

                                Very truly yours,


                               Robert C. Laskowski

/rcl
enclosures
cc:  Gary Musselman